UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                           Schedule 13G
                         (Rule 13d-1(c))


             UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    Galileo International, Inc.
                         (Name of Issuer)


                   Common Stock, $.01 par value
                  (Title of Class of Securities)


                           363547 10 0
                         (CUSIP Number)



                        Michelle V. Bryan
                         US Airways, Inc.
             2345 Crystal Drive, Arlington VA  22227
                         (703) 872-5306
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)




                          July 30, 1997
                  (Date of Event which Requires
                     Filing of this Statement)




If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is subject of this Schedule
13G, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].






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1)  Names of Reporting Persons

     US Airways, Inc. and USAM Corp. (USAM Corp., organized under the laws of the State of Delaware, is a wholly-owned subsidiary of US Airways, Inc.).

     I.R.S. Identification Nos. of Above Persons (entities only)

     US Airways, Inc.     53-0218143

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2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)
     (a)
     (b) X

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3)  SEC Use Only

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4)  Citizenship or Place of Organization

     Delaware

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Number of      (5) Sole Voting Power  7,000,400 subject to
Shares Bene-                          Stockholders' Agreement
  ficially     --------------------------------------------------
Owned by       (6) Shared Voting Power  0
Each Report-   --------------------------------------------------
  ing Person   (7) Sole Dispositive Power  7,000,400
With:          --------------------------------------------------
               (8) Shared Dispositive Power  0

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9)  Aggregate Amount Beneficially Owned By Each Reporting Person

     7,000,400

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10) Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

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11) Percent of Class Represented by Amount in Row (9)

     6.7%

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                         (page 2 of 5)

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12) Type of Reporting Person (See Instructions)

     US Airways, Inc. = CO
     USAM Corp. = CO

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Item 1(a)

     Name of Issuer: Galileo International, Inc.

Item 1(b)

     Address of Issuer's Principal Executive Offices: 9700 West
Higgins Road, Suite 400, Rosemont, Illinois  60018

Item 2(a)

     Name of Person Filing: US Airways, Inc. and USAM Corp.

Item 2(b)

     Address of Principal Business Office or, if none, Residence:
2345 Crystal Drive, Arlington, VA  22227

Item 2(c)

     Citizenship: Inapplicable

Item 2(d)

     Title of Class of Securities: Common Stock, $.01 par value

Item 2(e)

     CUSIP Number: 363547 10 0

Item 3

     Inapplicable

Item 4

     Ownership

     (a) Amount Beneficially Owned: 7,000,400

     (b) Percent of Class: 6.7%




                         (page 3 of 5)

     (c) Number of Shares as to which such person has:


          (i) sole power to vote or direct the vote: 7,000,400, subject to that certain Stockholders' Agreement, dated as of July 30, 1997 (the "Stockholders' Agreement"), among Galileo International, Inc., certain of its stockholders and certain related parties of such stockholders.

         (ii)   shared power to vote or to direct the vote: 0

         (iii)  sole power to dispose or to direct the
                disposition of: 7,000,400, subject to the Stockholders' Agreement

         (iv) shared power to dispose or to direct the disposition of: 0

Item 5

     Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [ ].

Item 6

     Ownership of More than Five Percent on Behalf of Another
Person: Inapplicable

Item 7

     Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: Inapplicable

Item 8

     Identification and Classification of Members of the Group:
Inapplicable

Item 9

     Notice of Dissolution of Group: Inapplicable







                          (page 4 of 5)

Item 10

     Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 17, 1998

     US Airways, Inc.

     By: /s/  Michelle V. Bryan
         ----------------------
     Name/Title: Michelle V. Bryan, Vice President, Deputy
                 General Counsel and Secretary

     USAM Corp.

     By: /s/  Monica H. Roye
         -------------------
     Name/Title: Monica H. Roye, Secretary









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